SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ZIONS BANCORPORATION

(Name of Subject Company (Issuer))

ZIONS BANCORPORATION, AS ISSUER

(Name of Filing Persons (Identifying status as offeror, Issuer, or other person))

Series I Fixed/Floating Rate Non-Cumulative Perpetual Preferred Stock

Series J Fixed/Floating Rate Non-Cumulative Perpetual Preferred Stock

Depositary Shares each representing a 1/40th ownership interest in a share of

Series G Fixed/Floating Rate Non-Cumulative Perpetual Preferred Stock

(Title of Class of Securities)

989701BD8

989701BF3

989701859

(CUSIP Number of Class of Securities)

Thomas E. Laursen

Executive Vice President and General Counsel

One South Main, 15th Floor

Salt Lake City, Utah, 84133

Telephone: (801) 844-7637

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Patrick S. Brown

Sullivan & Cromwell LLP

1888 Century Park East, 21st Floor

Los Angeles, California 90067

(310) 712-6600

Jeffrey D. Karpf, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$127,935,700	$12,883.13

(1)	Calculated solely for purposes of determining the amount of the filing fee.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for fiscal year 2016 equals $100.70 per million dollars of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $12,883.13	Filing Party: Zions Bancorporation
Form or Registration No: Schedule TO	Date Filed: April 25, 2016

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed by Zions Bancorporation, a Utah corporation (the “Company” or “Zions”), with the Securities and Exchange Commission (“SEC”) on April 25, 2016 (as amended and supplemented, the “Schedule TO”). The Schedule TO relates to the separate offers (each, an “Offer” and, collectively, the “Offers”) by the Company to purchase, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 25, 2016 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), (a) shares of the Company’s Series I Fixed/Floating Rate Non-Cumulative Perpetual Preferred Stock, with a liquidation preference of $1,000.00 per share (the “Series I Shares”), in an amount such that the aggregate liquidation preference purchased of such Series I Shares shall not exceed $35,000,000, (b) shares of the Company’s Series J Fixed/Floating Rate Non-Cumulative Perpetual Preferred Stock, with a liquidation preference of $1,000.00 per share (the “Series J Shares”), in an amount such that the aggregate liquidation preference purchased of such Series J Shares shall not exceed $55,000,000 and (c) shares of the Company’s depositary shares each representing a 1/40th ownership interest in a share of Series G Fixed/Floating Rate Non-Cumulative Perpetual Preferred Stock, with a liquidation preference of $1,000.00 per share (equivalent to $25.00 per depositary share) (the “Series G Depositary Shares” and together with the Series I Shares and the Series J Shares, the “Securities,” and each series of Securities, a “Series”), in an amount such that the aggregate liquidation preference purchased of the shares of preferred stock underlying such Series G Depositary Shares shall not exceed $30,000,000.

Only those items amended are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged, and this Amendment No. 1 does not modify any of the other information previously reported on Schedule TO and in the Offer to Purchase or the Letter of Transmittal. You should read Amendment No. 1 together with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

Item 4.	Terms of the Transaction

Item 4(a) of the Schedule TO is hereby amended and supplemented by adding the following language:

Each Offer expired at 11:59 p.m., New York City time, on May 20, 2016 (the “Expiration Date”). As of the Expiration Date, holders of the Securities had validly tendered and not validly withdrawn the liquidation preference amounts set forth in the table below. The Company has accepted for purchase the aggregate liquidation preference amount for each Series set forth in the table below. Because the aggregate liquidation preference of Securities validly tendered and not validly withdrawn in the Offers for the Series G Depositary Shares and the Series J Shares exceeds the applicable Series Maximum (as defined in the Offer to Purchase) set forth in the table below, such Offers are oversubscribed. Accordingly, the Company has accepted for purchase, on a pro rata basis based on the proration factor set forth in the table below in the case of the Series G Depositary Shares, the aggregate liquidation preference of Series G Depositary Shares and Series J Shares equal to the applicable Series Maximum, plus liquidation preference of each of the Series G Depositary Shares and Series J Shares in excess of the applicable Series Maximum set forth in the table below pursuant to the Company’s right under federal securities laws to purchase up to an additional two percent of the outstanding Series G Depositary Shares and Series J Shares without extending the applicable Offer.

The Purchase Price and Total Consideration (each as defined in the Offer to Purchase) for each share of the Securities tendered and accepted for purchase pursuant to each Offer is set forth in the table below. The aggregate Total Consideration payable by the Company for all Securities accepted for purchase is approximately $127.4 million. The Company expects that the settlement date for each of the Offers will be May 24, 2016. A copy of the press release announcing the expiration and final results of the Offer is filed as Exhibit (a)(5)(B) hereto and is incorporated herein by reference.

Series of Securities	CUSIP No(s).	Liquidation Preference Per Share(1)	Aggregate Liquidation Preference Tendered as of Expiration Date	Series Maximum	Liquidation Preference Accepted for Purchase in Excess of Series Maximum(2)	Proration Factor(3)	Purchase Price Per Share	Total Consideration Per Share(4)	Aggregate Liquidation Preference Accepted for Purchase	Aggregate Liquidation Preference Outstanding Following the Offer
Series I Fixed/Floating Rate Non-Cumulative Perpetual Preferred Stock (“Series I Shares”)	989701BD8	$1,000.00	$26,669,000	$35,000,000	$0	—	$980.00	$1,005.62	$26,669,000	$98,555,000

Series J Fixed/Floating Rate Non-Cumulative Perpetual Preferred Stock (“Series J Shares”)	989701BF3	$1,000.00	$58,784,000	$55,000,000	$3,784,000	—	$1,080.00	$1,093.80	$58,784,000	$136,368,000
Depositary Shares, each representing a 1/40th ownership interest in a share of Series G Fixed/Floating Rate Non-Cumulative Perpetual Preferred Stock (“Series G Depositary Shares”)	989701859	$25.00	$46,865,350	$30,000,000	$3,436,525	71.41%	$26.85	$27.15	$33,436,525	$138,390,250

(1)	Each $1,000 liquidation preference of the Series I Shares and Series J Shares is equal to one Series I Share and one Series J Share, respectively.
(2)	The aggregate liquidation preference accepted for purchase in excess of the applicable Series Maximum represents 2.0% of the Series G Depositary Shares and 1.94% of the Series J Shares outstanding prior to the applicable Offer.
(3)	The proration factor for the Series G Depositary Shares has been rounded to the nearest hundredth of a percentage point.
(4)	Calculated based on settlement date of May 24, 2016. Includes Accrued Dividends (as defined in the Offer to Purchase) of $25.62 per Series I Share, $13.80 per Series J Share, and $0.30 per Series G Depositary Share.

Item 12.	Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.

(a)(5)(B)	Press Release, dated May 23, 2016.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ZIONS BANCORPORATION

By:	/s/ Matthew Tyler
Name:	Matthew Tyler
Title:	Treasurer

Date: May 23, 2016

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated April 25, 2016.*

(a)(1)(B)	Letter of Transmittal.*

(a)(5)(A)	Press Release, dated April 25, 2016.*

(a)(5)(B)	Press Release, dated May 23, 2016.

(b)	Not applicable.

(d)(1)	Restated Articles of Incorporation of Zions Bancorporation dated July 8, 2014, incorporated by reference to Exhibit 3.1 of Form 8-K/A filed on July 18, 2014.

(d)(2)	Restated Bylaws of Zions Bancorporation dated February 27, 2015, incorporated by reference to Exhibit 3.2 of Form 10-Q for the quarter ended March 31, 2015.

(d)(3)	Deposit Agreement dated as of February 7, 2013 among Zions Bancorporation, Zions First National Bank as Depositary and the holders from time to time of the Depositary Receipts described therein, incorporated by reference to Exhibit 4.3 of Form 8-K filed on February 7, 2013.

(d)(4)	Senior Debt Indenture dated September 10, 2002 between Zions Bancorporation and The Bank of New York Mellon Trust Company, N.A. as successor to J.P. Morgan Trust Company, N.A., as trustee, with respect to senior debt securities of Zions Bancorporation, incorporated by reference to Exhibit 4.1 of Form 10-K for the year ended December 31, 2011.

(d)(5)	Subordinated Debt Indenture dated September 10, 2002 between Zions Bancorporation and The Bank of New York Mellon Trust Company, N.A. as successor to J.P. Morgan Trust Company, N.A., as trustee, with respect to subordinated debt securities of Zions Bancorporation, incorporated by reference to Exhibit 4.2 of Form 10-K for the year ended December 31, 2011.

(d)(6)	Junior Subordinated Indenture dated August 21, 2002 between Zions Bancorporation and The Bank of New York Mellon Trust Company, N.A. as successor to J.P. Morgan Trust Company, N.A., as trustee, with respect to junior subordinated debentures of Zions Bancorporation, incorporated by reference to Exhibit 4.3 of Form 10-K for the year ended December 31, 2011.

(d)(7)	Warrant to purchase up to 5,789,909 shares of Common Stock, issued on November 14, 2008, incorporated by reference to Exhibit 4.4 of Form 10-K for the year ended December 31, 2013.

(d)(8)	Warrant Agreement, between Zions Bancorporation and Zions First National Bank (now known as ZB, N.A.), and Warrant Certificate, incorporated by reference to Exhibit 4.1 of Form 10-Q for the quarter ended September 30, 2010.

(d)(9)	Zions Bancorporation 2012-2014 Value Sharing Plan, incorporated by reference to Exhibit 10.3 of Form 10-K for the year ended December 31, 2012.

(d)(10)	Zions Bancorporation 2013-2015 Value Sharing Plan, incorporated by reference to Exhibit 10.4 of Form 10-Q for the quarter ended September 30, 2013.

(d)(11)	Zions Bancorporation 2014-2016 Value Sharing Plan, incorporated by reference to Exhibit 10.1 of Form 10-Q for the quarter ended September 30, 2014.

(d)(12)	Zions Bancorporation 2015-2017 Value Sharing Plan, incorporated by reference to Exhibit 10.1 of Form 10-Q for the quarter ended March 31, 2015.

(d)(13)	2012 Management Incentive Compensation Plan, incorporated by reference to Exhibit 10.1 of Form 10-Q for the quarter ended June 30, 2012.

(d)(14)	Zions Bancorporation Third Restated and Revised Deferred Compensation Plan, incorporated by reference to Exhibit 10.1 of Form 10-Q for the quarter ended September 30, 2013.

(d)(15)	Zions Bancorporation Fourth Restated Deferred Compensation Plan for Directors, incorporated by reference to Exhibit 10.2 of Form 10-Q for the quarter ended September 30, 2013.

(d)(16)	Amendment to the Zions Bancorporation Fourth Restated Deferred Compensation Plan for Directors, incorporated by reference to Exhibit 10.8 of Form 10-K for the year ended December 31, 2015.

(d)(17)	Amended and Restated Amegy Bancorporation, Inc. Non-Employee Directors Deferred Fee Plan, incorporated by reference to Exhibit 10.3 of Form 10-Q for the quarter ended September 30, 2013.

(d)(18)	Zions Bancorporation First Restated Excess Benefit Plan, incorporated by reference to Exhibit 10.8 of Form 10-K for the year ended December 31, 2014.

(d)(19)	Trust Agreement establishing the Zions Bancorporation Deferred Compensation Plan Trust by and between Zions Bancorporation and Cigna Bank & Trust Company, FSB effective October 1, 2002, incorporated by reference to Exhibit 10.9 of Form 10-K for the year ended December 31, 2012.

(d)(20)	Amendment to the Trust Agreement establishing the Zions Bancorporation Deferred Compensation Plan Trust by and between Zions Bancorporation and Cigna Bank & Trust Company, FSB substituting Prudential Bank & Trust, FSB as the trustee, incorporated by reference to Exhibit 10.12 of Form 10-K for the year ended December 31, 2010.

(d)(21)	Amendment to Trust Agreement Establishing the Zions Bancorporation Deferred Compensation Plans Trust, effective September 1, 2006, incorporated by reference to Exhibit 10.11 of Form 10-K for the year ended December 31, 2012.

(d)(22)	Fifth Amendment to Trust Agreement between Fidelity Management Trust Company and Zions Bancorporation for the Deferred Compensation Plans, incorporated by reference to Exhibit 10.5 of Form 10-Q for the quarter September 30, 2013.

(d)(23)	Sixth Amendment to Trust Agreement between Fidelity Management Trust Company and Zions Bancorporation for the Deferred Compensation Plans, dated August 17, 2015, incorporated by reference to Exhibit 10.1 of Form 10-Q for the quarter September 30, 2015.

(d)(24)	Zions Bancorporation Deferred Compensation Plans Master Trust between Zions Bancorporation and Fidelity Management Trust Company, effective September 1, 2006, incorporated by reference to Exhibit 10.12 of Form 10-K for the year ended December 31, 2012.

(d)(25)	Revised schedule C to Zions Bancorporation Deferred Compensation Plans Master Trust between Zions Bancorporation and Fidelity Management Trust Company, effective September 13, 2006, incorporated by reference to Exhibit 10.13 of Form 10-K for the year ended December 31, 2012.

(d)(26)	Third Amendment to the Zions Bancorporation Deferred Compensation Plans Master Trust agreement between Zions Bancorporation and Fidelity Management Trust Company, dated June 13, 2012, incorporated by reference to Exhibit 10.6 of Form 10-Q for the quarter ended June 30, 2012.

(d)(27)	Zions Bancorporation Restated Pension Plan effective January 1, 2002, including amendments adopted through December 31, 2010, incorporated by reference to Exhibit 10.16 of Form 10-K for the year ended December 31, 2010.

(d)(28)	First amendment to the Zions Bancorporation Pension Plan, dated June 28, 2013, incorporated by reference to Exhibit 10.1 of Form 10-Q for the quarter ended June 30, 2013.

(d)(29)	Zions Bancorporation Executive Management Pension Plan, incorporated by reference to Exhibit 10.18 of Form 10-K for the year ended December 31, 2014.

(d)(30)	Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan, Restated and Amended effective January 1, 2002, including amendments adopted through December 31, 2010, incorporated by reference to Exhibit 10.18 of Form 10-K for the year ended December 31, 2010.

(d)(31)	First Amendment to the Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan, dated November 14, 2012, incorporated by reference to Exhibit 10.18 of Form 10-K for the year ended December 31, 2012.

(d)(32)	Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan Trust Agreement between Zions Bancorporation and Fidelity Management Trust Company, dated July 3, 2006, incorporated by reference to Exhibit 10.19 of Form 10-K for the year ended December 31, 2012.

(d)(33)	First Amendment to the Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan Trust Agreement between Zions Bancorporation and Fidelity Management Trust Company, dated April 5, 2010, incorporated by reference to Exhibit 10.25 of Form 10-K for the year ended December 31, 2015.

(d)(34)	Second Amendment to the Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan Trust Agreement between Zions Bancorporation and Fidelity Management Trust Company, dated April 5, 2010, incorporated by reference to Exhibit 10.26 of Form 10-K for the year ended December 31, 2015.

(d)(35)	Third Amendment to the Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan Trust Agreement between Zions Bancorporation and Fidelity Management Trust Company, dated April 30, 2010, incorporated by reference to Exhibit 10.27 of Form 10-K for the year ended December 31, 2015.

(d)(36)	Fourth Amendment to the Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan Trust Agreement between Zions Bancorporation and Fidelity Management Trust Company, dated October 1, 2014, incorporated by reference to Exhibit 10.25 of Form 10-K for the year ended December 31, 2014.

(d)(37)	Fifth Amendment to the Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan Trust Agreement between Zions Bancorporation and Fidelity Management Trust Company, dated October 1, 2014, incorporated by reference to Exhibit 10.26 of Form 10-K for the year ended December 31, 2014.

(d)(38)	Sixth Amendment to the Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan Trust Agreement between Zions Bancorporation and Fidelity Management Trust Company, dated August 17, 2015, incorporated by reference to Exhibit 10.2 of Form 10-Q for the quarter ended September 30, 2015.

(d)(39)	Zions Bancorporation 2015 Omnibus Incentive Plan, incorporated by reference to Exhibit 4.1 of Form S-8 filed on July 1, 2015.

(d)(40)	Form of Standard Restricted Stock Award Agreement, Zions Bancorporation 2015 Omnibus Incentive Plan, incorporated by reference to Exhibit 4.3 of Form S-8 filed on July 1, 2015.

(d)(41)	Form of Standard Restricted Stock Unit Award Agreement, Zions Bancorporation 2015 Omnibus Incentive Plan, incorporated by reference to Exhibit 4.4 of Form S-8 filed on July 1, 2015.

(d)(42)	Form of Standard Stock Option Award Agreement, Zions Bancorporation 2015 Omnibus Incentive Plan, incorporated by reference to Exhibit 4.6 of Form S-8 filed on July 1, 2015.

(d)(43)	Form of Standard Directors Stock Award Agreement, Zions Bancorporation 2015 Omnibus Incentive Plan, incorporated by reference to Exhibit 4.7 of Form S-8 filed on July 1, 2015.

(d)(44)	Form of Restricted Stock Award Agreement subject to holding requirement, Zions Bancorporation 2015 Omnibus Incentive Plan, incorporated by reference to Exhibit 4.2 of Form S-8 filed on July 1, 2015.

(d)(45)	Form of Restricted Stock Unit Agreement subject to holding requirement, Zions Bancorporation 2015 Omnibus Incentive Plan, incorporated by reference to Exhibit 4.5 of Form S-8 filed on July 1, 2015.

(d)(46)	Amegy Bancorporation 2004 (formerly Southwest Bancorporation of Texas, Inc.) Omnibus Incentive Plan, incorporated by reference to Exhibit 10.38 of Form 10-K for the year ended December 31, 2015.

(d)(47)	Form of Change in Control Agreement between the Company and Certain Executive Officers, incorporated by reference to Exhibit 10.37 of Form 10-K for the year ended December 31, 2012.

(d)(48)	Addendum to Change in Control Agreement, incorporated by reference to Exhibit 10.38 of Form 10-K for the year ended December 31, 2014.

(d)(49)	Form of Change in Control Agreement between the Company and Dallas E. Haun, dated May 23, 2008, incorporated by reference to Exhibit 10.39 of Form 10-K for the year ended December 31, 2014.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO filed April 25, 2016.